

December 3, 2014

Via E-mail
Mr. Tingxiu Lu
Chairman and Chief Executive Officer
China Sunergy Co., Ltd.
No. 123 Focheng West Road
Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100
People's Republic of China

>   **Re: China Sunergy Co., Ltd.**
>   **Form 20-F for the fiscal year ended December 31, 2013**
>   **Filed April 29, 2014**
>   **File No. 001-33433**

Dear Mr. Lu,

We have reviewed your response dated November 24, 2014 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 18. Financial Statements

Note 7. Bank Borrowings, page F-25

1. In response to prior comment 8 you told us that the fixed deposits that guarantee your short and long-term borrowings are reflected in restricted cash. Since restricted cash is only $194.2 million as of December 31, 2013, please reconcile where the guarantees are reflected on your balance sheet. In future filings, please disclose where you classify the fixed deposits.

Note 15. Related Party Transactions and Balances, page F-41

2. From your response to prior comment 10, we note that approximately $75 million represents a prepayment for inventory from CEEG (Nanjing) Semiconductor Co., Ltd. You also told us that you plan to settle this prepayment via future inventory supply or return of cash over the next one or two years, depending on your operating results. Considering your ability to use the prepayment through inventory purchases and CEEG Semi's ability to repay the amount, please tell us about your analysis of the impairment of the prepayment as of December 31, 2013.

You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant